

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

April 21, 2017

Via E-mail
William P. Dioguardi
Chief Executive Officer
Four Springs Capital Trust
1901 Main Street
Lake Como, New Jersey 07719

> **Re:** **Four Springs Capital Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted March 31, 2017**
> **CIK No. 0001558536**

Dear Mr. Dioguardi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Statement Regarding Industry and Market Data, page iii

1. We note your response to our prior comment 4. Please confirm, if true, that you did not commission Real Capital Analytics in connection with this offering.

Competitive Strengths, page 7

2. We note your response to comment 5. Please further revise your disclosure to explicitly state that management determined that the acquisition of properties in your pipeline is not probable.

Common Share Restructuring Transaction, page 14

3. We note your response to comment 6 and your disclosure on pages 158 and 159. It appears that, in some cases, you may use a multiple of 150% when calculating the number of common shares to be issued in exchange for non-participating common shares. Please clarify for us and in your filing if you can issue more than a 1-to-1 ratio of common shares in exchange for non-participating common shares. To the extent you can issue these additional share amounts, please ensure that your disclosure throughout your filing clarifies the maximum number of common shares that can be issued in exchange for non-participating common shares.

Summary Risk Factors, page 17

4. We note your response to our prior comment 7. Please revise your disclosure to quantify the net losses.

Distribution Policy, page 66

5. Please revise your disclosure to indicate, if true, that you intend to pay the distribution rate for at least 12 months.

6. Please include explicit cautionary language that the dividend is not guaranteed.

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2016, page 75

7. Please revise your captions for 'Common shares' and 'Preferred shares' to disclose the amount of shares authorized, issued and outstanding on a historical and pro forma basis. Further, please provide a reconciliation of the historical amounts and pro forma amounts in a footnote.

8. Please revise to include adjustments for the preferred share conversion and common share restructuring transaction.

Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2016, page 77

9. We note your response to comment 6. Please clarify for us if you determined the Common Share Restructuring Transaction that results in the issuance of non-participating common shares should be accounted for as share-based compensation under ASC 718. Within your response, please reference the authoritative accounting literature that management relied upon.

10. Refer to footnote (CC). Please revise to include depreciation and amortization expense related to your 2017 acquisition.

11. We note your response to comment 13 and your footnote (FF). It appears that the denominator used in computing pro forma EPS will include all the common shares to be issued in this offering. Please revise the denominator to only give pro forma effect to the common shares whose proceeds are being used to pay down the line of credit and term loan. You may also present additional EPS data reflecting the issuance of all shares if you consider this information meaningful. In addition, please revise to provide a reconciliation of the numerator used in the pro forma EPS calculation.

12. Refer to footnote (FF). Please tell us how you determined it was not necessary to also include the incremental number of contingently issuable common shares for outstanding warrants under the treasury stock method.

13. Refer to footnote (FF) and your disclosure that non-participating common shares are excluded from pro forma net income per common share. Please tell us how you determined it was appropriate to exclude these contingently issuable common shares. Within your response, please refer to paragraphs 48 through 57 of ASC 260-10-45.

14. We note your adjustment (D) on your unaudited pro forma consolidated balance sheet. Please revise your unaudited pro forma consolidated statement of operations to reflect the corresponding adjustment for net income attributable to noncontrolling interests in consolidated subsidiaries, as applicable.

Results of Operations, page 82

15. We note your response to our prior comment 15. Please revise your leasing results disclosure to provide balancing disclosure regarding tenant improvements costs and leasing commissions for both new leases and renewals or tell us why you believe the information is not material.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 89

16. We note your response to comment 16 and your revisions to your filing on pages 89 and 93. Specifically, we note that a portion of your increase in rental revenues is related to the average annual contractual base rent increase. Please tell us how these increases in rental revenues are consistent with your policy to record the effects of any scheduled rent increase on a straight-line basis.

Notes to Consolidated Financial Statements

3. Real Estate, page F-20

17. We note your response to comment 3 and your revisions to your filing. Please further revise to include the date of the Form 8-K filed by Shire plc.

18. We note your response to comment 35 and your revisions to your filing. Please further revise to include the disclosures required by paragraph 2.h.1 of ASC 805-10-50.

13. Earnings Per Share, page F-34

19. Please revise your filing to include specific information about the securities that could potentially dilute basic EPS but were not included in diluted EPS because they are considered anti-dilutive. Your revisions should include, but not necessarily be limited to, the number of shares that could be issued for warrants, OP units, and stock options. Please refer to ASC 260-10-50-1c.

14. Shared Based Compensation and Employee benefits, page F-34

20. We note your response to our comment 37. We will continue to monitor your filing for this issue. We may have further comment.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate &
Commodities